Exhibit 99.1

RISE Education Announces Closing of the Sale of Rise (Tianjin) Education Information Consulting Co., Ltd., RISE Education International Limited and Rise IP (Cayman) Limited

BEIJING, December 30, 2021 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), today announced that it has closed its previously announced sale (the “Sale”), in which, the Company has sold (i) all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. on December 28, 2021; and (ii) all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education IV Cayman Limited on December 30, 2021. Upon completion of the Sale, the Company has, through its subsidiaries, sold substantially all of its assets.

In connection with the Sale, on December 30, 2021, the settlement (“Settlement”) with the lenders (“Lenders”) of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000 has also been completed. As part of the Settlement, all interest in the Edge business that offers admission consulting, academic tutoring and test preparation services in Hong Kong and Singapore for students who intend to study abroad has been transferred to a person nominated by the Lenders.

For further details of the Sale and the Settlement, please review the Form 6-K furnished by the Company to the SEC on December 1, 2021.

Safe Harbor Statement

The Company’s press release may contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Luna Xing

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191